Exhibit 99.1

September 29, 2022	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: NEW PACIFIC METALS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	October 24, 2022
Record Date for Voting (if applicable) :	October 24, 2022
Beneficial Ownership Determination Date :	October 24, 2022
Meeting Date :	December 02, 2022
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON CLASS	64782A107	CA64782A1075

Sincerely,

Computershare
Agent for NEW PACIFIC METALS CORP.